Exhibit (a)(22)

5390 Triangle Parkway Suite 300 Norcross, GA 30092

Energy Industry Veteran Brent Dreher Joins Comverge as Senior Vice President Utility Sales

Dreher Joins Comverge to Help Company Capitalize on Growing Demand for Intelligent Energy Management Solutions

Norcross, GA, April 27, 2012—Comverge, Inc. (Nasdaq: COMV), the leading provider of Intelligent Energy Management solutions for Residential and Commercial & Industrial (C&I) customers, today announced that Brent Dreher has joined the company as Senior Vice President, Utility Sales. In his role, Mr. Dreher will lead Comverge’s utility sales strategy.

“Brent has a proven track record helping utilities solve complex supply and demand challenges and is an excellent addition to the Comverge team,” commented R. Blake Young, Comverge president and chief executive officer. “Given the increased demand we are seeing for our Intelligent Energy Management solutions, Brent brings the necessary industry and technology experience to help utilities understand how Comverge’s solutions can help increase grid reliability, improve customer satisfaction and deliver a significant return on investment.”

Dreher joins Comverge with more than 27 years of consulting and entrepreneurial experience in the energy industry working with large regulated utilities, electric cooperatives and municipal utilities. Prior to joining Comverge, Dreher was a Senior Vice President with Five Point Partners, a specialized provider of strategic, solution delivery and application management consulting services to organizations within the energy and utility industry. Prior to that, Dreher was a founder and president of BE Consulting, where he led the formation of BE’s utility industry practice, including the establishment of a Smart Grid business. In addition, Dreher worked at Accenture for more than 11 years, where he led projects at clients such as Progress Energy and Duke Energy in a variety of engineering and operations areas in Generation, Transmission and Distribution.

“This is an exciting time to be joining an industry leader like Comverge as demand response is increasingly playing a critical role in our nation’s energy mix,” said Dreher. “I’m particularly impressed with Comverge’s comprehensive portfolio of intelligent energy management solutions and the company’s proven track record of delivery on a large scale. I am looking forward to helping Comverge expand its impressive presence in North America and helping to position the company for continued growth by working with utilities to optimize the lifecycle of complex energy management solutions.”

About Comverge

With more than 500 utility and 2,100 commercial customers, as well as five million residential deployments, Comverge brings unparalleled industry knowledge and experience to offer the most reliable, easy-to-use, and cost-effective intelligent energy management programs. We deliver the insight and control that enables energy providers and consumers to optimize their power usage through the industry’s only proven, comprehensive set of technology, services and information management solutions. For more information, visit www.comverge.com.

For Additional Information

Jason Cigarran

Vice President, Marketing and Investor Relations

Comverge, Inc.

678-823-6784

jcigarran@comverge.com